UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director

On July 15, 2022, Kezhen Li tendered her resignation as a member of the board of the director (the “Board”) of Jiuzi Holdings Inc. (the “Company”), effective July 15, 2022. Ms. Li’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Kezhen Li has been approved by the Nominating Committee and the Board of Directors of the Company.

Appointment of Director

On July 15, 2022, at the recommendation of the Nominating Committee, the Board approved and confirmed the appointment of Francis Zhang as the succeeding director to fill in the vacancy created by Ms. Li’s resignation, effective June 15, 2022, until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Mr. Zhang has been the Company’s Chief Financial Officer since August 2020. He was the Executive Director of Shanghai Qianzhe Consulting Co., Ltd and was mainly responsible for overseas M&A projects, and follow-on investments and management of newly formed financial holding groups. Prior to that, he served as the Deputy General Manager of Tebon Innovation Capital Co., Ltd and was responsible for its business development and asset management. Mr. Zhang earned an MBA degree from the University of Birmingham in 2005, his Master of Science in Finance with honors from Leeds Metropolitan University in 2004, and his bachelor’s degree in Economy from Zhejiang University of Technology in 2003.

There are no family relationships between Mr. Zhang and any other employees or members of the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jiuzi Holdings Inc.

Date: July 22, 2022	By:	/s/ Shuibo Zhang
Shuibo Zhang CEO and Director

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